Exhibit 99.5

News Release	For Immediate Release

PNI Digital Media Announces New Interim Chief Financial Officer

VANCOUVER, BC – September 11th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI” or the “Company”), the leading innovator in online and in-store digital media solutions for retailers, announced the appointment of Cameron Lawrence as interim Chief Financial Officer.

As a member of the Company’s senior management team, Mr. Lawrence is responsible for all matters related to reporting, analysis and compliance of the Company’s financial results.

Mr. Lawrence recently served as Principal Accounting Officer and Senior Director of Finance for OncoGenex Pharmaceuticals, Inc., a biopharmaceutical company based in Bothell, WA. and Vancouver, Canada. Throughout his four years with OncoGenex, Mr. Lawrence supervised their compliance, financial reporting, financial operations and business process improvement functions in a rapidly growing company.

Additionally, Mr. Lawrence brings more than five years leadership experience from PricewaterhouseCoopers LLP, including serving as Manager in the Audit and Assurance Group.

Mr. Lawrence holds a BBA from Simon Fraser University in Vancouver and a MPAcc graduate degree from the University of Saskatchewan. He is a Chartered Accountant.

“Cam’s strong background in leadership backed with solid technical corporate finance skills helps round out our management team,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “I am pleased to welcome him to our team.”

About PNI Digital Media- PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books, photo calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.

Further information on our company can be found at www.pnimedia.com.

Investor Relations and Press Contact:
Simon Cairns
PNI Digital Media
866-544-4881
ir@pnimedia.com

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc. All other trademarks are property of their respective owners.